Exhibit 99.1

ROYAL BANK OF CANADA

Annual and Special Meeting of Common Shareholders

Montreal, Quebec – April 6, 2016

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual and Special Meeting of Common Shareholders of Royal Bank of Canada (the “Bank”) held on April 6, 2016. Full details of these matters are set out in the Management Proxy Circular issued in connection with this meeting, which is available at www.rbc.com/investorrelations. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the14 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
W. Geoffrey Beattie	730,553,621	97.77%	16,630,077	2.23%
Jacynthe Côté	742,234,919	99.34%	4,946,925	0.66%
Toos N. Daruvala	742,942,787	99.43%	4,239,366	0.57%
David F. Denison	740,326,109	99.08%	6,855,735	0.92%
Richard L. George	743,052,062	99.45%	4,129,782	0.55%
Alice D. Laberge	741,403,702	99.23%	5,778,142	0.77%
Michael H. McCain	735,318,259	98.41%	11,863,894	1.59%
David I. McKay	743,054,094	99.45%	4,127,779	0.55%
Heather Munroe-Blum	740,745,431	99.14%	6,436,722	0.86%
Thomas A. Renyi	742,872,852	99.42%	4,309,300	0.58%
Edward Sonshine	720,941,422	96.49%	26,239,216	3.51%
Kathleen P. Taylor	737,250,168	98.67%	9,930,472	1.33%
Bridget A. van Kralingen	741,398,204	99.23%	5,783,640	0.77%
Thierry Vandal	742,610,398	99.39%	4,568,608	0.61%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the Bank.

Votes For	% For	Votes Withheld	% Withheld
781,644,227	99.70%	2,371,293	0.30%

3.	Shareholder advisory vote on approach to executive compensation.

Votes For	% For	Votes Against	% Against
715,171,504	95.72%	32,006,776	4.28%

4.	Special Resolution to amend By-law Two – maximum aggregate board compensation

Votes For	% For	Votes Against	% Against
731,907,472	97.96%	15,268,043	2.04%

5.	Shareholder Proposal No. 1 – Simplifying financial reporting

Votes For	% For	Votes Against	% Against	Abstentions *
17,966,113	2.42%	724,243,626	97.58%	4,186,081

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.